SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)

     MP INCOME FUND 15, LLC; MP INCOME FUND 12, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.;
      MORAGA FUND 1, L.P.; MACKENZIE PATTERSON, INC. AND MORAGA GOLD, LLC

                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                           Copy to:
Christine Simpson                          Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                  Derenthal & Dannhauser
1640 School Street                         One Post Street, Suite 575
Moraga, California  94556                  San Francisco, California  94104
(925) 631-9100                             (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

            Transaction                                Amount of
            Valuation*                                 Filing Fee

            $2,700,000                                    $540

* For purposes of calculating the filing fee only. Assumes the purchase of 60 Units at a purchase price equal to $45,000 per Unit in cash. The balance payable after credit for the fee paid in the initial filing is $48.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $492
         Form or Registration Number: Schedule TO
         Filing Party: Above named bidders
         Date Filed: June 12, 2000; June 27, 2000

[ ]      Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of June 12, 2000 by the above-named bidders, and amended as of June 27,2000 is hereby further amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.


                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP INCOME FUND 15, LLC; MP INCOME FUND 12, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; MORAGA FUND 1, L.P.; AND MORAGA GOLD, LLC (collectively the "Purchasers") to purchase up to 60 limited partnership interests (the "Units") in RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership (the "Issuer"), the subject company. Mackenzie Patterson, Inc. is named as an offeror herein because it is deemed to control the Purchasers, but it is not otherwise participating in the offer described in this schedule. By this amendment, the Purchasers are extending the Expiration Date to July 24, 2000, and increasing the purchase price to $45,000 per Unit, less the amount of any distributions declared or made with respect to the Units between June 12, 2000 and July 24, 2000 or such other date to which the Expiration Date may be further extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 12, 2000 (the "Offer to Purchase") and the related Letter of Transmittal

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.          Exhibits.
                  --------

         (a)(7)   Form of Letter to Unitholders dated June 30, 2000

         (a)(8)   Press Release

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 30, 2000

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President


MP INCOME FUND 12, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MORAGA FUND 1, L.P.

By Moraga Partners, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President


MORAGA GOLD, LLC

By Moraga Partners, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President




MACKENZIE PATTERSON, INC.

By:      /s/ C. E. Patterson
         -------------------
         C.E. Patterson,  President

                                  EXHIBIT INDEX


Exhibit           Description                                          Page

(a)(7)   Form of Letter to Unit holders dated June 30, 2000

(a)(8)   Press Release